Exhibit 2.1

Execution Version

Share Purchase Agreement

Terminals Finance B.V.

and

Buckeye North Sea Coöperatief U.A.

For the sale and purchase of 50 per cent of the issued shares in VTTI B.V., held by Buckeye North Sea Coöperatief U.A.

1 November 2018

AGREED FORM DOCUMENTS

Agreed Form Announcement

Notarial Deed of Transfer

Notary Letter

Deed of Termination

Management Accounts

THIS AGREEMENT is made on 1 November 2018

BETWEEN:

(1)                                 BUCKEYE NORTH SEA COÖPERATIEF U.A., a co-operative with excluded liability (coöperatie met uitsluiting van aansprakelijkheid) formed and existing under the laws of the Netherlands, having its registered office at Hoofdweg 52 A (3067 GH) Rotterdam, the Netherlands (the “Seller”); and

(2)                                 TERMINALS FINANCE B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Rotterdam, with registered address at K.P. van der Mandelelaan 130 (3062 MB) Rotterdam, the Netherlands and registered with the trade register at the Chamber of Commerce under number 63877163 (the “Buyer”).

RECITALS

(1)                                 Pursuant to a certain share purchase agreement dated 24 October 2016 between Buckeye Partners, L.P., a limited partnership formed and existing under the laws of the State of Delaware (“Parent”), and the Buyer (the “2016 SPA”), Parent agreed to purchase and the Buyer agreed to sell to Parent a 50 per cent interest in VIP Terminals Holding B.V. (“Terminals Holding”).  Pursuant to an assignment and assumption agreement dated 4 January 2017 between Parent and the Seller, Parent assigned its rights under the 2016 SPA to the Seller.  Pursuant to a reorganisation prior to the date of this agreement, (a) Terminals Holding distributed its shareholding in the Company (as defined below) pro rata to the Seller and the Buyer and (b) Terminals Holding ceased to hold any assets as a result of such distribution and was dissolved under Dutch law.

(2)                                 The parties are entering into this agreement to effect the sale by the Seller of the Shares to the Buyer and the purchase by the Buyer of the Shares from the Seller.

THE PARTIES AGREE AS FOLLOWS:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               In this agreement, the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

“2016 SPA” has the meaning given to that term in Recital (1);

“ABC Warranties” means the Warranties set forth on Schedule 5;

“Accounts” means the audited financial statements of the Company, prepared in accordance with IFRS, for the accounting reference period ended on the Accounts Date, comprising a consolidated balance sheet, a consolidated profit and loss account, a consolidated statement of recognised income and expenses, a consolidated cash flow statement and notes;

“Accounts Date” means 31 December 2017;

“Advisers” means, in relation to any person, such person’s lawyers, accountants, lenders, bankers or other professional advisers;

“Affected Entity” means each of: (a) VTTI MLP Investments B.V., (b) PetroAmerica Terminal S.A., (c) Euro Tank Terminal B.V., (d) VTTI Americas B.V., (e)  ATPC Terminal N.V., (f) Fosco Holding Ltd., (g) VTTI Fajairah Terminals Ltd FZC, (h) Vitco SA, (i) Hascol Terminals

Limited and (j) any other entity in which any of the foregoing entities owns a direct or indirect interest on or after Completion;

“Affiliate” means, with respect to any person, any other person that, directly or indirectly:

(a)                           owns or controls the first person;

(b)                           is owned or controlled by the first person; or

(c)                            is under common ownership or control with the first person,

where “own” means ownership of more than 50 per cent of the equity interests or rights to distributions on account of equity of the person, provided that:

(i)                                     no Target Group Company shall be considered to be an Affiliate of the Seller; and

(ii)                                  IFM, Vitol,  VIP II and their respective Affiliates shall be considered to be Affiliates of the Buyer (and Vitol and VIP II, and their respective Affiliates falling within (a), (b) and (c) above shall be considered to be Affiliates of each other).

For the purpose of this definition:

(1)       a company is directly controlled by another company if that other company holds the majority of the voting rights in it, or is a shareholder or member of it and has the right to appoint or remove a majority of its board of directors, or is a shareholder or member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; and

(2)       a company is indirectly controlled by another company if a series of companies can be specified, beginning with the latter and ending with the former, which are so related such that each company in the series (except the latter) is directly controlled by one or more of the companies earlier in the series;

and “Control” and “Controlled” shall be construed accordingly;

“Agreed Form Announcement” means the press release (or portion thereof applicable to this Agreement) in the agreed terms;

“Buckeye Secondment” means the secondment of Ismael Hernandez, being an employee of the Seller’s Group, to a Target Group Company;

“Buckeye Secondment Agreement” means the agreement between a Target Group Company and a member of the Seller’s Group in relation to the Buckeye Secondment;

“Buckeye Secondment Agreement Termination” means an agreement or instrument terminating the Buckeye Secondment Agreement in a form acceptable to the Buyer, acting reasonably;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks generally are open in London and Amsterdam for the transaction of normal banking business;

“Buyer’s Group” means the Buyer and its Related Persons;

“Class B Shares” means issued shares with the indication B in the share capital of the Company, with a nominal value €100 each;

“Company” means VTTI B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Rotterdam, with registered address at K.P. van der Mandelelaan 130 (3062 MB) Rotterdam, the Netherlands and registered with the trade register at the Chamber of Commerce under number 24404761;

“Competition Authority” means any antitrust body or other authority which is responsible for applying merger control or other competition or antitrust legislation;

“Completion” means the completion of the transfer of the Shares in accordance with clause 5;

“Completion Date” means the date on which Completion occurs;

“Completion Disclosure Letter” means the letter dated no later than two (2) Business Days before the Completion Date from the Seller to the Buyer relating to the ABC Warranties;

“Completion Obligations” has the meaning given to that term in clause 25.1;

“Conditions” means the conditions set out in clause 3.1;

“Conditions Long Stop Date” means the date falling 6 months after the date of this agreement or such other date as the Buyer and the Seller agree in writing;

“Confidential Information” means, in relation to a party, any information received or obtained by such party as a result of or in connection with entering into or performing this agreement or which relates to the existence of this agreement or any other Transaction Document, the Consideration or any other provisions of this agreement or any other Transaction Document, the negotiations and subject matter of this agreement or any other Transaction Document or the other party (including written information and information transferred or obtained orally, visually, electronically or by any other means);

“Consideration” means US$975,000,000.00;

“Deed of Termination” means the deed of termination of the Shareholders’ Agreement in the agreed terms;

“Default Rate” means LIBOR plus four per cent;

“Documents” has the meaning given to that term in clause 23.3;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, trust, encumbrance, security interest, assignment by way of security or other third party right or interest (legal or equitable), including any right of pre-emption over or in respect of the relevant asset, security or right or any other agreement or arrangement having similar effect;

“Equity Commitment Letters” means the equity commitment letters, dated as of the date hereof, between (i) the Buyer and IFM Fund, acting through its trustee and legal representative, Conyers Trust Company (Cayman) Limited, and (ii) the Buyer and VIP II.

“Equity Proportion” has the meaning given to that term in the Shareholders’ Agreement;

“Fundamental Warranties” means the Warranties of the Seller set forth in clauses 7.1(a) to 7.1(k) (inclusive);

“Governmental Authority” means any Competition Authority and any other supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi-governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations promulgated thereunder;

“IFM” means (i) IFM Global Infrastructure Fund (the “IFM Fund”), and (ii) IFM Investors Pty Ltd, in its capacity as investment advisor to IFM Global Infrastructure Fund;

“Leakage” has the meaning given to that term in schedule 7;

“Leakage Claim” means any Relevant Claim by the Buyer under clause 6;

“LIBOR” means:

(a)                           the display rate per annum of the offered quotation for deposits in US$ for a period of 90 days which appears on Telerate 3750 (or such other page as the Seller and the Buyer may agree) at or about 11.00 am London time on the date that the relevant payment is due; or

(b)                           if the display rate cannot be determined under paragraph (a) above, the rate determined as if the Seller and the Buyer had specified that the rate for the relevant amount due will be determined on the basis of the rates at which deposits in US$ are offered by Barclays Bank PLC at or about 11.00 am London time for the relevant due date to prime banks in the London Interbank Market for a period of 90 days commencing on the relevant due date for amounts comparable on the payment that is due, and for the purposes of this definition, Telerate Page 3750 means the display designated as Page 3750 on the Telerate Service (or such other pages as may replace page 3750 on that service) or such other service as may be nominated by the British Bankers’ Association (including the Reuters Screen) as the information vendor for the purposes of displaying British Bankers’ Association Interest Settlement Rates for deposits in US$;

“Locked Box Date” means 31 December 2017;

“Management Accounts” means the unaudited financial reports for the period from 1 January 2018 to 30 September 2018 in respect of the Company in the agreed terms;

“Net Consideration” means the Consideration less any amount of withholding Tax deducted in accordance with clause 13.4;

“Notarial Deed of Transfer” means the notarial deed of transfer in the agreed terms;

“Notary” means civil law notary Martine Bijkerk, or any other civil law notary of Houthoff Coöperatief U.A. of Gustav Mahlerplein 50, 1082 MA Amsterdam, The Netherlands , or such notary’s substitute;

“Notary Confirmation” has the meaning given to that term in clause 5.2;

“Notary Letter” means the notary letter in the agreed terms;

“Notary’s Account” means the notarial third parties account of the Notary, details of which are set out in the Notary Letter;

“Parent” has the meaning given to that term in Recital (1);

“Permitted Leakage” has the meaning given to that term in schedule 7;

“Proceedings” means any proceeding, suit or action arising out of or in connection with this agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this agreement;

“Related Persons” means:

(a)                           in the case of a person which is an undertaking, any Affiliate thereof, in each case from time to time;

(b)                      in the case of a person who is an individual, any spouse, domestic partner and/or lineal descendants by blood or adoption or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor; and

(c)                       in the case of a person which is a partnership, the partners of the person or their nominees or a nominee or trustee for the person, any manager of, general partner of or adviser to the person or any investors in a fund which holds interests directly in the partnership; provided, that no holder of common units in Parent shall be deemed a Related Person with respect to Parent or the Seller solely by virtue of its ownership of such common units, provided that, in relation to any person that is an indirect shareholder of Buyer, such person’s Related Persons shall exclude any portfolio companies;

“Relevant Claim” means a claim by the Buyer under or pursuant to the terms of this agreement (including pursuant to the Warranties);

“Relevant Leakage Entity” means:

(a)                     the Seller’s Group; and

(b)                     Representatives of the Seller’s Group (excluding members of the Target Group).

“Representative” means, in relation to any person, such person’s directors, officers and employees;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” has the meaning given in clause 17.2(b);

“Seller’s Group” means the Seller and its Related Persons (excluding, for the avoidance of doubt, the Target Group);

“Shareholders’ Agreement” means the shareholders’ agreement entered into on 4 January 2017 among the Seller, the Buyer and Terminals Holding in relation to Terminals Holding and the Company (as amended and restated on or around 30 October 2018, and as amended or varied from time to time);

“Shares” means the 250 Class B Shares, numbered B1 up to and including B250, (i) representing 50 per cent of the issued share capital of the Company and (ii) constituting all the shares in the share capital of the Company owned by the Seller;

“Target Group” means Terminals Holding (in respect of the period prior to its liquidation), the Company and its subsidiaries (including, for the avoidance of doubt, the Company’s and/or any of its subsidiary’s joint venture companies) and “Target Group Company” means any one of them;

“Tax” or “Taxation” means any tax, VAT, levy, duty, customs duty, assessment or other charge or withholding of a similar nature, as well as any contribution (including any social security or employee social security scheme) and any interest, penalty, addition or additional amount imposed, assessed or collected by any Tax Authority, including any penalty, interest or costs payable in connection with any failure to pay or any delay in paying any of the same regardless of whether shown as due and owing on any Tax return;

“Tax Authority” means, in any jurisdiction, any tax authority or other authority competent to impose, administer or collect any form of Taxation;

“Tax Warranties” means the Warranties provided in schedule 3;

“Third Party” has the meaning given in clause 24.1;

“3Q18 Distribution” means the distribution to be made in respect of the fiscal quarter ended 30 September 2018 in accordance with clause 7.1 of the Shareholders’ Agreement, being $45,200,000 in respect of the parties and $22,600,000 in respect of the Seller;

“Transaction” means the transactions contemplated by this Agreement and the other Transaction Documents;

“Transaction Documents” means (i) this agreement, (ii) the Notarial Deed of Transfer, (iii) the Notary Letter, (iv) the Deed of Termination, (v) the Buckeye Secondment Agreement Termination, (vi) the Equity Commitment Letters; and (v) the Completion Disclosure Letter (if delivered);

“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction;

“VIP II” means Vitol Investment Partnership II Limited, a limited company incorporated in Jersey, Channel Islands, with registered number 124016, and its registered address at 11-15 Seaton Place, St Helier, Jersey JE4 0QH;

“Vitol” means Vitol Holding B.V., a private company with limited liability (besloten Vennootschap met beperkte aansprakelijkheid) incorporated and existing under the laws of The Netherlands having its official seat (statutaire zetel) in Rotterdam, with registered office at K.P. van der Mandelelaan 130, 3062MB Rotterdam and registered with the trade register at the Chamber of Commerce under number 241 26769; and

“Warranties” means each of the warranties set out in clause 7.1 and Schedules 3 and 5.

1.2                               In this agreement, unless otherwise specified, reference to:

(a)                                 a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of the Seller and the Buyer (or expressly confirmed via e-mail on or about the date of this agreement by Cravath, Swaine & Moore LLP on behalf of the Seller and each of Vinson & Elkins RLLP and White & Case LLP on behalf of the Buyer as being in the agreed terms);

(b)                                 “includes” and “including” shall mean including without limitation;

(c)           a “party” means a party to this agreement and includes its assignees (if any) and, in the case of an individual, to his or her estate and personal representatives;

(d)           a “person” includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(e)           a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted before the date of this agreement;

(f)            the expression “undertaking” shall have the meaning given in section 1161 of the Companies Act 2006 and the expression “subsidiary” shall have the meaning given in section 1159 of the Companies Act 2006;

(g)           any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction;

(h)           “clauses”, “paragraphs”, “schedules” or “Schedules” are to clauses and paragraphs of and schedules to this agreement;

(i)            “writing” includes any reasonable and customary method of representing words in a legible form on paper or electronically transmitted in portable document format, in each case delivered in accordance with clause 21;

(j)            words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(k)           the time of day is reference to time in London, England;

(l)            “so far as the Seller is aware” or other references to the knowledge, belief or awareness of the Seller (or similar phrases) shall mean the actual knowledge at the date of this agreement and as at the date of Completion of each of Clark C. Smith, Khalid A. Muslih, Keith E. St. Clair, Todd J. Russo, Gary L. Bohnsack and Patrick Monaghan having made such enquiry or investigation as such individuals would normally conduct in the ordinary course of their duties; and

(m)          references to the knowledge, belief or awareness of the Buyer (or similar phrases) shall mean the actual and present knowledge at the date of this agreement of Christopher Bake, Javed Ahmed and Jamie Cemm.

(n)           [Reserved.]

1.3                               [Reserved.]

1.4                               All payments payable under any Transaction Document shall be exclusive of any applicable VAT which the relevant payer shall pay in addition to such payments in the manner required by applicable law; however, references to “costs” and/or “expenses” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes is entitled to credit or repayment as VAT input tax under any applicable provisions.

1.5                               The Schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the Schedules.

1.6                               The index to and the headings in this agreement are for information only and are to be ignored in construing this agreement.

2.                                      SALE AND PURCHASE

2.1                               Upon the terms and subject to the conditions of this agreement, the Seller hereby sells to the Buyer and the Buyer hereby purchases from the Seller the Shares, with full title guarantee, and with all rights which are at Completion attached to them (including the right to receive all dividends and interest declared, made, accrued or paid at any time after the date of this agreement, excluding the 3Q2018 Distribution) and free from any Encumbrance (other than any pursuant to the articles of association of the Company and the Shareholders’ Agreement). For the avoidance of doubt, title to and risk in the Shares shall pass to the Buyer with effect from Completion.

2.2                               The consideration for the sale of the Shares shall be the Consideration which shall be satisfied upon Completion in accordance with clause 5.

2.3                               Each of the parties:

(a)                                 waives or agrees to procure the waiver of any rights or restrictions conferred upon it in relation to the sale or transfer of the Shares hereunder under the articles of association of the Company, the Shareholders’ Agreement or otherwise; and

(b)                                 agrees that, from the date hereof through to (and including) the Completion Date or the earlier termination hereof, notwithstanding anything in the Shareholders’ Agreement to the contrary:

(i)                               (A) Buyer shall be entitled to unilaterally approve additional equity capital calls under the Shareholders’ Agreement (x) in respect of and for any Top-Up Funding (as defined in the Shareholders’ Agreement), excluding limb (a) of the definition of “Top-Up Funding” in the Shareholders’ Agreement and (y) for any other business purpose (including pursuant to limb (a) of the definition of “Top-Up Funding” in the Shareholders’ Agreement whether or not the parenthetical contained therein would otherwise apply) in an amount not to exceed US$100,000,000, (B) any resulting Total Funding Requirement (as defined in the Shareholders’ Agreement) shall be funded solely by the Buyer through the making of a shareholder loan with terms consistent with those described in clause 6.3(a)(iv)(B) of the Shareholders’ Agreement, and (C) if this Agreement is terminated prior to Completion then the Seller shall have the right to purchase at par its Equity Proportion of such shareholder loan within thirty days of such termination;

(ii)         no other funding shall be made or required to be made to or in relation to the Target Group pursuant to clauses 6.1, 6.2 and 6.3 of the Shareholders’

Agreement without the written consent of each of the Buyer and the Seller; and

(iii)        nothing in clauses (i) and (ii) above shall be deemed to restrict the Buyer and its Related Parties (other than the Target Group) from acquiring any business and contracting with any Target Group Company and / or any management member of the Target Group for the provision of services in relation therewith and each Party agrees that in relation to the foregoing (x) no further approvals and / or consents are required under or in connection with the Shareholders’ Agreement, notwithstanding any requirements to the contrary in the Shareholders’ Agreement; and (y) it shall (and shall procure that its representatives, including directors of the Company shall) approve, enter into, and/or execute such documents, and carry out such acts, in each case, as is required or necessary to give effect to this clause 2.3(b)(iii).

The Buyer acknowledges and agrees that the shareholder loan made by the Buyer from the proceeds of the 3Q2018 Distribution constitutes “Top-Up Funding” (as defined in the Shareholders’ Agreement) pursusant to limb (c) in the definition of “Top-Up Funding” (as defined in the Shareholders’ Agreement).

2.4                               Any payment due in respect of any claim under this agreement (including in respect of any Leakage or breach of any Warranty) or any other Transaction Document shall for all purposes be deemed to be and shall take effect as an adjustment to the Consideration for the Shares.

2.5                               The Parties agree that notwithstanding any provision of the Shareholders’ Agreement (including Clause 7 (Dividend Policy) thereof), the Company shall not be required to distribute any Company Available Cash or any other distribution with respect to the fouth financial quarter of 2018.

3.                                      CONDITIONS

3.1                               Subject to clause 3.2, Completion is conditional upon:

(a)                           the fulfilment of any waiting period applicable to the transfer of Shares contemplated by this agreement under the HSR Act having been terminated or expired;

(b)                           the European Commission issuing a decision under Article 6(1)(b) of Council Regulation (EC) 139/2004 (the “Regulation”), or being deemed to have done so under Article 10(6) of the Regulation, declaring the acquisition of Shares by the Buyer pursuant to this Agreement compatible with the internal market or, in the event that filings are required to be made in one or more EU Member States or former EU Member States, the obtaining of all necessary regulatory clearances, consents or approvals from the relevant Competition Authorities of any such jurisdiction;

(c)                            in so far as the Transaction (or any part of it) requires to be notified to any Competition Authority listed in Schedule 9 such that, without such notification, Completion would be unlawful or otherwise prohibited or restricted under the laws of that jurisdiction:

(i)          all consents and approvals of any such Competition Authority having been obtained; and

(ii)         all applicable mandatory waiting periods in connection with any such filings, submissions or notifications having expired or been terminated.

3.2                                   The Conditions contained in clause 3.1 may only be waived by both the Seller and the Buyer agreeing to such waiver in writing provided that the Condition in clause 3.1(c) may be waived by the Buyer at Buyer’s election but with Seller’s consent (not to be unreasonably withheld, conditioned or delayed).

3.3                               The Buyer undertakes to use its best endeavours to procure the fulfilment of the Conditions set out in clause 3.1 as soon as possible and in any event by no later than the Conditions Long Stop Date.

3.4                               Each of the parties agrees that it shall, and shall cooperate to procure that the Target Group shall, promptly co-operate with, and provide all necessary information and other assistance reasonably required by such other party in connection with the satisfaction of the Conditions, including for the purposes of the provision of such information to any Governmental Authority as shall be necessary in connection with the satisfaction of the Conditions.

3.5                               Without prejudice to the generality of the Buyer’s obligations under clauses 3.3 and 3.4, and subject to clause 3.6, the Buyer shall be primarily responsible for preparing the clearance applications and filings contemplated or required to be made to obtain all consents, approvals or authorisations of any Governmental Authority which are required in order to satisfy or fulfil the Conditions and shall, as soon as possible after the date of this agreement, take all steps necessary to obtain such consents, approvals or authorisations including:

(a)                           preparing and submitting to all relevant Competition Authorities as soon as practicable after the date of this agreement (in order to complete the transactions contemplated by this Agreement as soon as practicable and in any event no later than the Long Stop Date) and in any event within ten Business Days (in the case of the Conditions set out in clause 3.1(a) and clause 3.1(b)) or 15 Busness Days (in the case of the Condition set out in clause 3.1(c)) of the date hereof, the draft Form CO to the European Commission (in the case of the Condition set out in clause 3.1(b)) or other relevant filing or application to any other applicable Competition Authority (in the case of the Conditions set out in clause 3.1(a) or (c)) which are to be prepared and filed in order to satisfy the Conditions and making payment of any filing fees assessed by any Governmental Authorities in connection therewith;

(b)                                 not entering into (and procuring that no member of the Buyer’s Group enters into) any other agreement or arrangement which would be reasonably expected to materially delay, impede or prejudice the fulfilment of the Conditions;

(c)                                  as soon as reasonably practicable providing the Seller with notification (and, where in writing, a copy) of any material communication (whether written or oral) received from any Governmental Authority; and

(d)                                 providing the Seller (or Advisers nominated by the Seller) with:

(i)            a reasonable opportunity to review and comment on any drafts of notifications and communications proposed to be submitted to any Governmental Authority before they are so submitted;

(ii)           the opportunity to participate in all material meetings, conference calls or other discussions relating to the satisfaction of the Conditions (save to the extent that (1) such Governmental Authority expressly requests that the Seller shall not attend or be represented, or (2) such meetings or discussions are of a confidential nature to the Buyer); and

(iii)          final submissions to any Governmental Authority as soon as reasonably practicable after being sent (save that business secrets of the Buyer and other confidential material may be redacted to the extent the Buyer acts reasonably in identifying such material for redaction); provided, further, however, that Buyer shall be solely responsible for the content of any substantive communications with any Governmental Authority to the extent it relates to the Buyer (and not the Seller’s Group or Target Group).

3.6                               The Seller shall comply with clauses 3.5(a), 3.5(b), 3.5(c) and 3.5(d) mutatis mutandis in relation to its filing of its clearance application under the HSR Act as if references to the Buyer were references to the Seller (and vice versa).

3.7                                   Notwithstanding any other provision of this agreement, in complying with its obligations pursuant to this clause 3, no member of the Buyer’s Group nor any Affiliate of the Buyer, IFM, Vitol or VIP II shall in any circumstances (x) be required to restructure or divest the activities of any member of the Buyer’s Group or its own business, activities or assets or (y) offer or agree to provide any undertaking or commitment that (i) relates to itself or any member of the Target Group or any of its or their respective business, activities or assets or (ii) could reasonably be expected to have a material impact on the ability of the Buyer or the Target Group to hold or exercise the rights of ownership of the Shares.

3.8                               The Buyer shall keep the Seller advised of the progress towards the satisfaction of the Conditions and as soon as reasonably practicable after becoming aware of a fact or circumstance that might prevent the Conditions being satisfied each party shall inform the other of such fact or circumstance.

3.9                               If all of the Conditions (save for those compliance with which has been waived in accordance with the terms of this agreement) have not been fulfilled on or before the Conditions Long Stop Date this agreement shall terminate with effect from that date.

3.10                        If this agreement terminates in accordance with clause 3.9 or is terminated in accordance with clause 5.5, then the obligations of the parties under this agreement, other than under this clause 3.10 and under clauses 10, 11, 12 and 17 to 25 (inclusive), shall automatically terminate, save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist.

4.                                      [RESERVED.]

5.                                      COMPLETION

5.1                               Completion shall take place at the offices of the Notary (or such other venue as the Seller shall notify to the Buyer in writing) in Amsterdam at 10.00 a.m. on the tenth Business Day following the day on which all of the Conditions have been satisfied or waived, or at such other venue and/or date as the Buyer and the Seller shall agree in writing (it being understood that Completion shall not be deemed to have occurred until all of the steps set forth in clauses 5.1 to 5.4 (inclusive) have been completed, subject to the terms contained in this clause 5).

5.2                               No later than two Business Days before Completion, the Seller and the Buyer shall jointly confirm the amount of the Net Consideration to the Notary in writing (the “Notary Confirmation”).

5.3                               Not later than the Business Day before Completion:

(a)                                 the Seller and the Buyer shall procure that the Notary send the Notary Letter to the Seller and the Buyer, and the Buyer and the Seller shall sign such Notary Letter for acceptance; and

(b)                                 following the execution of the Notary Letter in accordance with clause 5.3(a), the Buyer shall pay the Net Consideration to the Notary’s Account (to be received in the Notary’s Account by no later than 10.00 a.m. on, and for value at, the date of Completion), which amount shall be held by the Notary for and on behalf of the Buyer until the Notarial Deed of Transfer has been executed, after which the Notary shall hold such amount for and on behalf of the Seller and shall pay such amount in accordance with the Notary Letter.

5.4                             At Completion, after confirmation by the Notary that the Net Consideration has been received in the Notary’s Account, the Seller and the Buyer shall perform their respective obligations set out in Schedule 4.

5.5                               If any foregoing provisions of clauses 5.2 to 5.4 are not fully complied with by the Buyer or the Seller, then:

(a)                                 the Buyer, in the case of non-compliance by the Seller, or

(b)                                 the Seller, in the case of non-compliance by the Buyer,

shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other, served on such date:

(i)                    in the case of material non-compliance with clauses 5.2 to 5.4, to elect not to proceed with the transactions set out in this agreement and to terminate this agreement whereupon the provisions of clause 3.10 shall apply;

(ii)                 to effect Completion so far as practicable having regard to the defaults which have occurred; or

(iii)              to fix a new date for Completion not being later than seven Business Days after the relevant date originally fixed for Completion in which case the foregoing provisions of this clause 5 shall apply to Completion as so deferred.

5.6                               If Completion is postponed to another date in accordance with clause 5.5(iii), the provisions of this agreement shall apply as if that other date is the Completion Date, provided that, where the postponement is due solely to a default of the Buyer, the Buyer shall pay to the Seller interest (less the amount of any withholding Tax deducted therefrom in accordance with clause 13.4) on the unpaid Consideration at the Default Rate in respect of the period from the intended date of Completion to the actual date of Completion.

5.7                                   Each of the Seller and the Buyer hereby declare that it is respectively aware of the fact that the Notary is associated with Houthoff Coöperatief U.A., a firm that advises the Buyer in connection with the sale, purchase and transfer of the Shares. With reference to the Professional Code of Conduct (Verordening beroeps- en gedragsregels) of the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Seller and the Buyer each hereby:

(a)                           declare to be aware of the fact that the Notary and/or a colleague of the Notary associated with Houthoff Coöperatief U.A. act(s) as legal counsel to the Buyer in connection with the Transaction Documents;

(b)                           consent to the fact that the Notary shall execute the Notarial Deed of Transfer; and

(c)                            consent to the fact that a colleague of the Notary associated with Houthoff Coöperatief U.A. may represent the Buyer if any dispute arises out of the Transaction Documents.

6.                                      LEAKAGE

6.1                               In the event of any Leakage between the Locked Box Date and Completion (and subject to written notification to the Seller of the obligation to make such payment within six months after the Completion Date), then the Seller shall, subject to paragraph 4.2 of schedule 6, on demand by the Buyer pay to the Buyer an amount in cash equal to such Leakage within five Business Days of receipt of a written demand from the Buyer.

6.2                               To the extent that payment in full in respect of an item of Permitted Leakage has not been made at Completion, the Buyer and Seller undertake to procure that the relevant Target Group Company settles any such payment as soon as it becomes due and payable.

7.                                      SELLER’S WARRANTIES

7.1                               Subject to clauses 7.4 and 8, the Seller warrants to the Buyer as at the date of this agreement that:

(a)                                 it has the requisite power and authority to enter into and perform each Transaction Document to which it is a party;

(b)                                 it is validly existing and duly incorporated under the law of its jurisdiction of incorporation;

(c)                                  each Transaction Document to which the Seller is a party constitutes or will, when executed, constitute a legally valid and binding obligation on the Seller;

(d)                                 the obligations of the Seller in this agreement and the completion of the transactions contemplated hereby are enforceable in accordance with their terms;

(e)                                  compliance with the terms of each Transaction Document to which the Seller is a party does not and will not conflict with, or constitute a default or breach under, any provision of:

(i)            the articles of association or other formation or governing certificates or documents of the Seller;

(ii)           any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound or submits; or

(iii)          any agreement, instrument or contract to which the Seller is a party or by which it is bound;

(f)                                   the Seller is the legal and beneficial owner of, and has the right to exercise all voting and other rights over, the Shares, and the Shares are validly issued and fully paid up;

(g)                                  other than to the extent set forth in the articles of association of the Company and the Shareholders’ Agreement, there are no Encumbrances over or affecting the Shares in any manner;

(h)                                 the Shares comprise of (1) 50 per cent of the share capital of the Company, and (2) the Seller’s entire shareholding in the Company;

(i)                                     except for the consents referred to in clause 3.1, the execution and delivery of, and the performance by the Seller of its obligations under, any Transaction Document and as contemplated therein will not require the Seller to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

(j)                                    it is not aware of any fact, matter or circumstance that will or may prevent the Conditions from being satisfied before the Conditions Long Stop Date;

(k)                                 none of the Seller, Parent or any Affiliate of Parent that directly or indirectly owns the Seller is insolvent or bankrupt under the laws of its jurisdiction of incorporation, generally unable to pay its debts as they fall due nor has it proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them and no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Seller, Parent or any Affiliate of Parent that directly or indirectly owns the Seller nor do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this agreement; and

(l)                                     each of the warranties set forth in Schedule 3 and Schedule 5 is true and correct.

7.2                               The Fundamental Warranties and ABC Warranties shall be deemed to have been repeated immediately prior to Completion by reference to the facts and circumstances then subsisting.

7.3                               [Reserved.]

7.4                               Each of the Warranties shall be construed as a separate Warranty and shall not be limited by the terms of any other Warranties.

8.                                      SELLER’S LIMITATIONS OF LIABILITY

The Seller’s liability under or in connection with any Relevant Claim shall be limited or excluded, as the case may be, as set out in Schedule 6.

9.                                      BUYER’S WARRANTIES AND UNDERTAKINGS

9.1                               The Buyer warrants to the Seller (save in relation to sub-paragraph (h) below) as at the date of this agreement and as at Completion that:

(a)                                 it has the requisite power and authority to enter into and perform each Transaction Document to which it is a party;

(b)                                 it is validly existing and duly incorporated under the law of its jurisdiction of incorporation;

(c)                                  each Transaction Document to which the Buyer is a party constitutes or will, when executed, constitute a legally valid and binding obligation on the Buyer;

(d)                                 the obligations of the Buyer in this agreement and the completion of the transactions contemplated hereby are enforceable in accordance with their terms;

(e)                                  compliance with the terms of each Transaction Document to which the Buyer is a party does not and will not conflict with, or constitute a default or breach under, any provision of:

(i)            the articles of association of the Buyer;

(ii)           any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which the Buyer is bound or submits; or

(iii)          any agreement, instrument or contract to which the Buyer is a party or by which it is bound;

(f)                                   except for the consents referred to in clause 3.1, the execution and delivery of, and the performance by the Buyer of its obligations under, any Transaction Document and as contemplated therein will not require the Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

(g)                                  it is not aware of any fact, matter or circumstance that will or may prevent the Conditions from being satisfied before the Conditions Long Stop Date;

(h)                                 at Completion, the Buyer will have immediately available on an unconditional basis the necessary cash resources to meet its obligations (when they arise) under this agreement;

(i)                                     it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act; and

(j)                                    none of the Buyer nor Vitol, IFM or VIP II or any of their respective Affiliates that is a direct or indirect shareholder of the Buyer is insolvent or bankrupt under the laws of its jurisdiction of incorporation, generally unable to pay its debts as they fall due nor has it proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them and no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Buyer, Vitol, IFM or VIP II or any of their respective Affiliates that is a direct or indirect shareholder of the Buyer nor do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement.

9.2                               The Buyer (in its own right and on behalf of each other member of the Buyer’s Group) undertakes to the Seller (in its own right and on behalf of each other member of the Seller’s Group) that (in the absence of fraud, dishonesty or wilful concealment) the Buyer has no rights or remedies against (and may not make any claim against) any member of the Seller’s Group or any of its Representatives or Advisers on whom it may have relied before agreeing to any term of, or entering into, this agreement or any other Transaction Document other than as expressly set out in this agreement.

9.3                               The Buyer acknowledges and agrees that, except as provided herein or in any Transaction Document, no member of the Seller’s Group nor any of its Representatives or Advisers gives any warranty, representation or undertaking as to the truth, accuracy or completeness of any information and/or documentation.

9.4                               Nothing in this agreement shall limit or exclude the liability of the Buyer or the Seller to the extent that such liability arises as a result of its (or its Related Persons’) own fraud.

10.                               CONFIDENTIAL INFORMATION

10.1                        Subject to clauses 10.2 and 10.3:

(a)                                 the Buyer undertakes (in its own right and on behalf of each other member of the Buyer’s Group) to the Seller (in its own right and acting on behalf of each member of the Seller’s Group) to treat as strictly confidential and not disclose to any other person the Confidential Information; and

(b)                                 the Seller undertakes (in its own right and on behalf of each other member of the Seller’s Group) to the Buyer (in its own right and acting on behalf of each member of the Buyer’s Group) to treat as strictly confidential and not disclose to any other person the Confidential Information.

10.2                        In the event of the termination of this agreement pursuant to the circumstances referred to in clause 3.9 or 5.5, each party shall, and shall ensure that each of its Related Persons shall, within seven days of such termination (save as otherwise required to comply with any law or the requirements of any Governmental Authority or as is reasonably necessary to protect the legal rights of the parties or comply with any bona fide internal compliance policies):

(a)                                 return, or cause to be returned, all written Confidential Information provided to it by the other party and all copies thereof without keeping any copies thereof;

(b)                                 destroy, or cause to be destroyed, all analyses, compilations, notes, studies, memoranda or other documents prepared by it to the extent that the same contain, reflect or derive from Confidential Information; and

(c)                                  so far as it is practicable to do so (but, in any event without prejudice to the obligations of confidentiality contained herein), expunge, or cause to be expunged, any Confidential Information relating to the other party or any of its Related Persons from any computer, word processor or other device, save such information as is reasonably necessary to protect the legal rights of the parties.

For the avoidance of doubt, the obligations set out in this clause 10.2 shall not apply to any Confidential Information that was lawfully in the possession of the relevant party or in the possession of any of its Related Persons or its or their respective Representatives and Advisers (in either case as evidenced by written records).

10.3                        Each party may disclose Confidential Information which would otherwise be subject to clause 10.1 if and to the extent:

(a)                                 it is required by applicable law or enactment to which such party (or any of its Related Persons or its or their Representatives and Advisers who have a need to know such information) is subject or submits;

(b)                                 it is required for the purpose of any Proceedings (including any judicial or arbitral proceedings);

(c)                                  it is necessary to enable the Buyer (or any member of the Buyer’s Group) or the Seller (or any member of the Seller’s Group) to satisfy the Conditions;

(d)                                 it is necessary to enable the Buyer (or any member of the Buyer’s Group) or the Seller (or any member of the Seller’s Group) to implement or enforce its rights under this agreement or any other Transaction Document;

(e)                                  it is an announcement made in accordance with the provisions of clause 11;

(f)                                   it is required by any securities exchange or Governmental Authority to which any party (or any of its Related Persons) is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(g)                                  it is disclosed on a strictly confidential basis to a Related Person, Representative or Adviser or a Representative or Adviser of any Related Person, in each case who has a need to know such information;

(h)                                 it is disclosed on a confidential basis to:

(i)                                     (x) any member of the Seller’s Group or Buyer’s Group, or their respective Representatives or Advisers, or (y) VIP II’s direct shareholders or IFM’s investors; or

(ii)                                  the underwriters in connection with an initial public offering of, or listing of any securities issued by, any member of the Seller’s Group or Buyer’s Group (excluding in connection with the funding of a portion of the Consideration);

(i)                                     it was lawfully in its possession or in the possession of any of its Related Persons or its or their Representatives and Advisers (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(j)                                    the information has come into the public domain through no fault of that party (or any of its Related Persons or its or their Representatives and Advisers);

(k)                                 the information is disclosed by the Buyer or its Representatives to prospective sources of financing notified in writing to the Seller in connection with marketing efforts associated with funding a portion of the Consideration; or

(l)                                     that the Buyer (in relation to disclosure by the Seller) or the Seller (in relation to disclosure by the Buyer) has given prior written consent to the disclosure,

PROVIDED THAT:

(i)                                     to the extent any information is to be disclosed in reliance on clauses 10.3(a) or 10.3(f) (other than disclosures related to Tax matters), the party intending to disclose the Confidential Information shall (as far as reasonably practicable) consult with the other party prior to such disclosure and take into account the reasonable comments or requests of such other party;

(ii)                                  to the extent that a party discloses Confidential Information to any person in reliance on clauses 10.3(g) and 10.3(h) (other than disclosures related to Tax matters), the party shall prior to disclosure (1) inform such person of the confidential nature of the Confidential Information, and (2) save for persons that are members of the Buyer’s Group or Seller’s Group (as applicable), obtain substantially equivalent restrictions to those under this clause 10 and be responsible for any breach of the terms of this clause 10 by such person as if the party itself had committed such breach; and

(iii)                               notwithstanding the above or any other provision of clause 10.3, in connection with the Buyer’s funding of a portion of the Consideration, any public announcement or filing by a member of the Buyer’s Group shall:

(A)                               be provided to the Seller in advance of such public announcement or filing and the Seller shall be provided with a reasonable opportunity to comment on such public announcement or filing;

(B)                               the Buyer shall take into account any reasonable comments of the Seller on the proposed public announcement or filing; and

(C)                               require the approval of the Seller (such approval not to be unreasonably withheld or delayed).

10.4                        Each of the parties hereby agrees that it shall, and shall procure that its Related Persons and its and their Representatives shall, not use Confidential Information for any purpose other than in connection with:

(a)                                 the proper performance of its obligations and exercise of its rights under this agreement or any other Transaction Document;

(b)                                 the business of the Target Group; or

(c)                                  a disclosure permitted under clause 10.3.

10.5                        The restrictions contained in this clause 10 shall continue to apply for a period of five (5) years after termination of this agreement.

10.6                        Without prejudice to any other rights or remedies that the parties may have, the parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of this clause 10 and that the remedies of injunction and specific performance, as well as any other equitable relief for any threatened or actual breach of this clause 10 by any party would be more appropriate remedies.

10.7                        [Reserved.]

10.8                        The Parties agree that in consideration for the Consideration, the Seller shall continue to be bound by, and agrees to perform and adhere to the provisions in, clauses 14.1 (Protective Covenants) and 15 (Confidentiality) of the Shareholders’ Agreement for two years following Completion (in respect of clause 14.1 (Protective Covenants)) and for no limit in time (in respect of clause 15 (Confidentiality)), notwithstanding the termination of the Shareholders’ Agreement, including pursuant to the Deed of Termination.

11.                               ANNOUNCEMENTS

11.1                        The parties agree to the release of the Agreed Form Announcement promptly following the execution of this agreement.

11.2                        Save for the Agreed Form Announcement, no party shall make any announcement with respect to the making of this agreement or its terms or the existence or the terms of any other agreement referred to in this agreement (except those matters set out in the Agreed Form Announcement) without the prior consent of, in the case of announcement by the Seller, the Buyer or, in the case of announcement by the Buyer, the Seller unless the announcement is required by law or the rules and requirements of any Governmental Authority (excluding any announcement in connection with the Buyer’s funding of a portion of the Consideration) and announcement shall then only be made by that party:

(a)                                 after it has taken all such steps as may be reasonable in the circumstances to agree to the contents of such announcement with the other party before making such announcement and provided that any such announcement shall be made only after notice to the other party; and

(b)                                 to the person or persons and in the manner required by law or such Governmental Authority or as otherwise agreed between the parties.

11.3                        The restrictions contained in clause 11.2 shall apply without limit of time.  Communications with direct or indirect investors in the Seller or its Related Persons shall not constitute announcements for the purpose of this clause 11 but shall be subject to the confidentiality provisions contained in clause 10.

12.                               ASSIGNMENT

12.1                        No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this agreement without the prior written consent of the other party; provided, however, that the Buyer shall be entitled to assign or transfer its benefits

(but not its obligations) under this agreement to any of its wholly-owned (direct or indirect) subsidiaries without the prior written consent of the Seller (and, if such company is to cease to remain a member of the Buyer’s Group, the Buyer and the relevant assignee shall procure an assignment or transfer of the relevant rights under this agreement back to the Buyer prior to the company ceasing to be a member of the Buyer’s Group).

12.2                        If there is an assignment or transfer of the Buyer’s rights under clause 12.1:

(a)                                 the Seller may discharge its obligations under this agreement to the Buyer until it receives notice of the assignment;

(b)                                 the assignee may enforce this agreement as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement; and

(c)                                  the Seller’s liability to any assignee in respect of those rights assigned shall not be greater than if no assignment had taken place.

(d)                                 [Reserved.]

13.                               COSTS

13.1                        Except for any Permitted Leakage, unless expressly otherwise provided in this agreement, each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares.

13.2                        All stamp duty and direct transfer Tax payable on or in respect of the transfer of the Shares pursuant to this Agreement shall be borne solely by the Buyer.  If reasonably requested by the Buyer, the parties shall reasonably cooperate as may be necessary to mitigate, reduce or eliminate any such stamp duty and direct transfer Tax that could be imposed with respect to the transfer of the Shares.

13.3                        [Reserved.]

13.4

(a)                           Other than with respect to any Tax referred to in clause 13.2, if applicable law requires the withholding of any Tax from any amount payable by the Buyer (or any of its Affiliates) under this agreement, then the Buyer (or its Affiliate) shall withhold and pay such Tax to the appropriate Governmental Authority in accordance with applicable law and such amount shall be reduced as necessary so that, after such withholding, the Buyer is only required to pay such reduced amount net of any such withholding.  If reasonably requested by the Seller, the parties shall reasonably cooperate as may be necessary to mitigate, reduce or eliminate any such Tax that could be required to be withheld from any such amount payable by the Buyer (or any of its Affiliates) under this Agreement.

(b)                           For the avoidance of doubt, any liability for Tax (other than any Tax referred to in clause 13.2 or underlying a Specified Claim) of the Seller as a result of the entering into or Completion of this Agreement (a “Seller Tax Liability”) shall be borne solely by the Seller. The Seller covenants to indemnify the Buyer and its respective Affiliates including the Target Group (each an “Indemnified Party”) on demand and on an after Tax basis for any and all loss, damage, costs, expenses or liabilities in each case whether directly or indirectly incurred by an Indemnified Party as a result of the failure by the Seller to pay and discharge any Seller Tax Liability by the due date therefor.

14.                               EFFECT OF COMPLETION

The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

15.                               POST-COMPLETION UNDERTAKINGS

15.1                        The Buyer acknowledges that the Seller’s Group may need access from time to time after Completion to certain accounting, Tax and other records and information held by the members of the Target Group for the purpose of:

(a)                                 filing Tax returns or dealing with the relevant Tax Authority in respect of such returns;

(b)                                 complying with applicable laws or regulations; or

(c)                                  assessing compliance with applicable laws or regulations,

and, accordingly, the Buyer agrees that it shall, upon being given reasonable notice by the Seller, exercise its rights (including voting rights) as the shareholder of the Company and direct its nominees to exercise their votes as members of the boards of any Target Group Company so as to seek to procure that the Target Group shall:

(i)                                     properly retain and maintain such records until the earlier of the date that is seven years after Completion and such time as the Buyer and Seller agrees that such retention and maintenance is no longer necessary; and

(ii)                                  allow the Seller and its Advisers and Representatives (at the expense of the Seller) to:

(A)                               inspect, review and make copies of such records and information for and only to the extent necessary for that purpose; and

(B)                               be given reasonable access to any employee, officer, adviser or premises of any of the Target Group Companies (and within five Business Days of a request for such reasonable access) during normal working hours.

15.2                        Subject to clause 15.5, the Buyer warrants to the Seller as set forth on Schedule 1.

15.3                            Subject to clause 15.5, the Buyer agrees that the Buyer and its Affiliates shall not take, from the Completion Date through the end of the fifth day following the Completion Date, any action (including any tax election or other change to any 8B Entity’s (as defined in Schedule 1) U.S. tax classification that would be retroactively effective during such period) that would change the ownership interests (by vote and value) in any of the 8B Entities or the classification of any such entity for U.S. federal income Tax purposes.

15.4                            Subject to clause 15.5, the Buyer agrees that the Buyer and its Affiliates shall not take, from the Completion Date through the end of the fifth day following the Completion Date, any of the following actions in relation to any Affected Entity:

(a)                           any action that would change the ownership interests (by vote or value) in any of the Affected Entities;

(b)                           liquidate, dissolve, recapitalise or wind-up such Affected Entity;

(c)                            change any of the following with respect to such Affected Entity: (i) U.S. Tax classification, (ii) place or jurisdiction of formation, incorporation or organisation or (iii) legal form of entity; or

(d)                           other than in the ordinary course of business, sell, assign, convey, distribute or otherwise transfer a material portion of the assets of or interests in such Affected Entity; provided that whether any action or amount is “material” for purposes of this clause 15.4(d) shall be determined both individually (with respect to each such Affected Entity) and in the aggregate (taking into account all such Affected Entities).

15.5                            Notwithstanding the provisions of clauses 15.2, 15.3 and 15.4, the Buyer shall be deemed not to be in breach of clause 15.2 and the Company and the Target Group shall not be prohibited from taking any action otherwise prohibited by clauses 15.3 and 15.4 so long as either:

(a)                           (i) with respect to clause 15.2, such breach does not cause any of the Affected Entities to not be a “controlled foreign corporation” for U.S. federal income Tax purposes and (ii) in the case of clause 15.3 or 15.4, such action does not cause any of the Affected Entities to cease to be a “controlled foreign corporation” for U.S. federal income Tax Purposes, in each case at Completion and during the five day period thereafter; or

(b)                           with respect to any Affected Entity that ceases to be a “controlled foreign corporation” for U.S. federal income Tax purposes within the five day period following the Completion Date as a result of such action prohibited by clause 15.3 or 15.4 or that is not a “controlled foreign corporation” for U.S. federal income Tax purposes in circumstances giving rise to a breach of clause 15.2, the Buyer agrees that none of the following actions shall be taken during the tax year (for U.S. federal income Tax purposes) of such Affected Entity that includes the Completion (for the avoidance of doubt, including actions that would be retroactively effective during such tax year):

(i)          any action to liquidate, dissolve, recapitalise or wind-up such Affected Entity;

(ii)         any change to any of the following with respect to such Affected Entity: (i) U.S. Tax classification, (ii) place or jurisdiction of formation, incorporation or organisation or (iii) legal form of entity; or

(iii)        other than in the ordinary course of business, any action to sell, assign, convey, distribute or otherwise transfer a material portion of the assets of or interests in such Affected Entity; provided that whether any action or amount is “material” for purposes of this clause 15.5(b)(iii) shall be determined both individually (with respect to each such Affected Entity) and in the aggregate (taking into account all such Affected Entities).

15.6                        The Buyer acknowledges that a breach of clauses 15.2 to 15.5 (inclusive) could cause Parent to lose its status as a partnership for U.S. federal income Tax purposes, and that this loss of partnership status could result in Tax costs to Parent and could cause a reduction in Parent’s market capitalisation.

15.7                        The Parties acknowledge and agree that the following provisions shall apply in relation to any claim by the Seller under or pursuant to the provisions of clauses 15.2 to 15.5 (inclusive) (a “Relevant Provision” and such a claim a “Specified Claim”):

(a)                                 in calculating the losses suffered by the Seller as a result of a breach by the Buyer of any Relevant Provision, there shall be taken into account the losses suffered by the Parent as a result of such breach (including, without limitation, all losses contemplated in clause 15.5 to the extent actually suffered);

(b)                                 the maximum aggregate liability of the Buyer pursuant to all Specified Claims shall not in any circumstances exceed US$200,000,000;

(c)                                  the Buyer shall not be liable in respect of any Specified Claim unless written notice of such claim setting out the full details of the claim (including the grounds upon which the claim is based and the amount claimed to be payable in respect thereof) has been given to the Buyer in accordance with clause 21 and in any event by not later than 5.00 p.m. on the date falling 18 months after the Completion Date (the “Final Notice Date”);

(d)                                 the Seller will take or procure the taking of all such commercially reasonable steps as are necessary in order to mitigate any Specified Claim;

(e)                                  until the Final Notice Date or, if a Specified Claim is notified in accordance with clause (c) above prior to the Final Notice Date, until such Specified Claim is settled or finally determined, the Buyer agrees that it shall not, directly or indirectly, transfer all or any portion of the issued share capital of the Company if such transfer would result in the Buyer holding, following such transfer, directly or indirectly, less than 15% of the entire issued share capital of the Company or less than 15% of the assets of the Target Group as at Completion unless either (i) the proposed transferee agrees in writing, in a form reasonably satisfactory to the Seller, to be bound to clauses 15.2, 15.3, 15.4, 15.5, 15.6 and 15.7 of this agreement; or (ii) there is provided to the Seller an alternative guarantee or form of security from an entity of comparable or greater creditworthiness than the Buyer in a form reasonably satisfactory to the Seller.  Any such transfer in violation of this clause 15.7(e) shall be null and void.

16.                               FURTHER ASSURANCES

Each of the parties shall from time to time upon request from any other party use its commercially reasonable efforts to do or procure the doing of all acts and/or execute or procure, insofar as each is reasonably able, the execution of all such documents and in a form reasonably satisfactory to the party concerned for the purpose of transferring to the Buyer the Shares and otherwise giving the other parties the full benefit of this agreement.

17.                               ENTIRE AGREEMENT

17.1                         Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)                       this agreement together with the other Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)                       neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor have they been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this agreement and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto; and

(c)                        subject to clauses 3.10, 5.5, 10.6 and 25, the only remedies available to it in respect of the Transaction Documents (and, where appropriate, to its Related Persons) are damages for breach of contract and, for the avoidance of doubt, neither it (nor its Related Persons, where appropriate) has any right to rescind or terminate any Transaction Documents either for breach of contract or for negligent or innocent misrepresentation or otherwise, provided that the provisions of this clause 17 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party’s Related Persons or any right which any of them may have to rescind this agreement in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

17.2                        The Buyer agrees and acknowledges, after due and careful consideration, that:

(a)                       it is not entering into this agreement in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of the Financial Services and Markets Act 2000) made by the other party or the other party’s Advisers;

(b)                       (i) the Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or otherwise transferred within the United States of America unless pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; and (ii) no offer or sale of the Shares will be made to the public in the United States of America;

(c)                        except as expressly provided in this agreement, it is entering into this agreement solely in reliance on its own commercial assessment and investigation and advice from its own Advisers; and

(d)                       the Seller is entering into this agreement in reliance on the acknowledgements given in this clause 17.2.

18.                               VARIATIONS

This agreement may be varied only by a document signed by or on behalf of each of the Seller and the Buyer.

19.                               WAIVER

19.1                        A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

19.2                        No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

19.3                        No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the Seller and the Buyer.

20.                               INVALIDITY

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)                                 the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)                                 the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

21.                               NOTICES

21.1                        Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing in the English language and shall be delivered by hand or by courier or sent by prepaid first-class post (air mail if posted to or from a place outside the United Kingdom) or electronic mail:

In the case of the Seller:

BUCKEYE NORTH SEA COÖPERATIEF U.A.

c/o Your Trust (Netherlands) B.V.

Hoofdweg 52, 3067 GH

Postbus 8540, 3009 AM Rotterdam

Email:  trusso@buckeye.com

Attention:  General Counsel

With a copy (which shall be essential for valid notice) to:

Buckeye Partners, L.P.

Five TEK Park

9999 Hamilton Boulevard

Breinigsville, Pennsylvania 18031

Email:  trusso@buckeye.com

Attention:  Todd J. Russo

With a copy (which shall be essential for valid notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Email:  FSaeed@cravath.com

GLigelisJr@cravath.com

Attention:  Faiza J. Saeed

G.J. Ligelis Jr.

In the case of the Buyer:

TERMINALS FINANCE B.V.

c/o Vitol Holding B.V.

K.P. van der Mandelelaan 130

(3062 MB) Rotterdam

Netherlands

Email:  notices@vitol.com

Attention:  Managing Director

With a copy (which shall be essential for valid notice) to:

Magdalena Bujnowska

Vitol Group

Nova South

160 Victoria Street

London, SW1E 5LB

United Kingdom

Email:  mcb@vitol.com

With a copy (which shall be essential for valid notice) to:

Vinson & Elkins RLLP

20 Fenchurch Street

24th Floor

London EC3M 3BY

United Kingdom

Email:  slascelles@velaw.com; srootsey@velaw.com

Attention:  Shaun Lascelles and Simon Rootsey

With a copy (which shall be essential for valid notice) to:

Jamie Cemm

IFM Investors

34/F Jardine House

1 Connaught Place

Central, Hong Kong

Email:  Jamie.Cemm@ifminvestors.com

With a copy (which shall be essential for valid notice) to:

Jason Webber

White & Case LLP

1221 Avenue of the Americas

New York, NY 10021

United States of America

Email:  jwebber@whitecase.com

and shall be deemed to have been duly given or made as follows:

(a)                                 if delivered by hand or by courier, upon delivery at the address of the relevant party;

(b)                                 if sent by first-class post, two Business Days after the date of posting;

(c)                                  if sent by air mail, five Business Days after the date of posting; and

(d)                                 if sent by electronic mail when actually received by the intended recipient in readable form;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

21.2                        A party may notify the other party to this agreement of a change to its name, relevant addressee, address or email address for the purposes of clause 21.1 provided that such notification shall only be effective:

(a)                                 on the date specified in the notification as the date on which the change is to take place; or

(b)                                 if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

22.                               COUNTERPARTS

This agreement may be executed in any number of counterparts which together shall constitute one agreement.  Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

23.                               GOVERNING LAW, JURISDICTION AND AGENT FOR SERVICE

23.1                        This agreement and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

23.2                        Each of the parties irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any Proceedings and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

23.3                        Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document (“Documents”) for the purpose of any Proceedings begun in England shall be duly served upon it if delivered by hand or by courier or sent by recorded or special delivery post (or any substantially similar form of mail), in the case of:

(a)                                 the Seller to Buckeye North Sea Coöperatief UA, c/o Services of Process Department, Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom; and

(b)                                 the Buyer to Vitol Services Limited, Nova South, 160 Victoria Street, London, SW1E 5LB, United Kingdom (marked for the attention of Magdalena Bujnowska) (and each of the Seller and Vitol shall procure that Vitol Services Limited shall promptly provide copies of any Documents served upon it to (1) IFM Investors at 34/F Jardine House, 1 Connaught Place Central, Hong Kong marked for the attention of Jamie Cemm, and (2) White & Case LLP, 1221 Avenue of the Americas, New York, NY 10021, United States marked for the attention of Jason Webber), or such other person and address in England or Wales as any party shall notify the other parties in writing from time to time.

24.                               THIRD PARTY RIGHTS

24.1                        No person (other than the parties to this agreement) who is given any rights or benefits under this agreement (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

24.2                        The parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

24.3                        Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the parties and which may affect the rights or benefits of the Third Party.

25.                               SPECIFIC PERFORMANCE

25.1                        Each of the parties acknowledges and agrees that damages may not be an adequate remedy for any breach by the Seller or the Buyer of their respective obligations set out in clauses

5.2 to 5.4 (inclusive) and Schedule 4, respectively (such party’s “Completion Obligations”), and that either party shall be entitled to seek, to the extent permitted by law, the remedies of injunction, specific performance and other equitable relief (other than rescission) for any threatened or actual breach of the other party’s Completion Obligations and that no proof of special damages shall be necessary for the enforcement by either party of its respective rights under this clause 25.1.  Nothing in this clause 25.1 shall be construed, however, as a waiver of any other rights either party may have.

25.2                        Each of the parties acknowledges and agrees that:

(a)                                 irreparable harm would occur in the event that the Seller or the Buyer breached its Completion Obligations and that money damages or other legal remedies, even if available, would not be an adequate remedy for any such harm.  Accordingly, the parties agree that in the event of any breach or threatened breach of either party’s Completion Obligations, the other party shall be entitled to:

(i)                                     an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Completion Obligations; and

(ii)                                  specific performance of the terms and provisions of this agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the Completion Obligations, upon a breach or threatened breach of the Completion Obligations without (1) proof of special damages or (2) any requirement to provide any bond or other security in connection with such order or injunction; and

(b)                                 neither party shall raise any objections to the enforceability of this clause 25.2 or any injunction or order of specific performance entered by the courts of England and agree that any such order can be enforced by any court of competent jurisdiction (including the Delaware Court of Chancery in the United States of America).

25.3                        The Buyer irrevocably submits to the non-exclusive jurisdiction of the Delaware Court of Chancery in the United States of America for the purposes of any suit, action or other proceeding to enforce an injunction or order of specific performance entered by the courts of England.

IN WITNESS  whereof this agreement has been executed on the date first above written.

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Signed by	)
Buckeye North Sea Coöperatief U.A.	)
acting by:	)
/s/ Khalid A. Muslih
Name: Khalid A. Muslih
Title: Managing Director A

)
	)	/s/ Rick van Dijk
	)	Name: Rick van Dijk
Title: Managing Director B

Signed by	)
Terminals Finance B.V.	)
acting by:	)
/s/ Andries Pieter Eeltink
Name: Andries Pieter Eeltink
Title: Director A

)
	)	/s/ J.W. Cemm
	)	Name: J.W. Cemm
Title: Director B